UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number 000-25383

Infosys Technologies Limited
(Exact name of Registrant as specified in its charter)

Not Applicable.
(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) : ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No☑

TABLE OF CONTENTS

DEPARTURE OF DIRECTOR
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1

DEPARTURE OF DIRECTOR

Infosys Technologies Limited, a company organized under the laws of the Republic of India ("Infosys", or the "Company"), hereby files with the United States Securities and Exchange Commission this Report on Form 6-K containing certain information regarding the resignation of the Co-Chairman of its Board of Directors. This Report on Form 6-K shall be deemed to be incorporated by reference into the Company's registration statements under the Securities Act of 1933, as amended.

On June 25, 2009, the Company issued a press release announcing the resignation of the Co-Chairman of its Board of Directors, Mr. Nandan M. Nilekani, from its Board. Mr. Nilekani is resigning from the Company's Board effective July 9, 2009, to serve as the Chairperson of the Unique Identification Authority of the Government of India in the rank of Cabinet Minister.

A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Technologies Limited
/s/ S. Gopalakrishnan S. Gopalakrishnan
Date: June 26, 2009	Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No	Description of Document
99.1	Press release of Infosys Technologies Limited, dated June 25, 2009.